Exhibit 4.18

[English translation]

Investment Agreement

Chapter 1 – General Principles

Shandong Penglai Economic Development Zone Management Committee (hereinafter referred to as “Party A”) and Penglai Nuokang Pharmaceutical Co., Ltd. (hereinafter referred to as “Party B”) have fully negotiated and reached a unanimous agreement in respect of the construction of a new factory zone in Penglai Economic Development Zone, Shandong Province, pursuant to the relevant laws and regulations and based on the principles of equality and mutual benefit, and joint development. This Agreement is hereby concluded for the purposes of defining the rights and obligations of both parties and facilitating the project construction jointly made by the parties.

Chapter 2 - Description of the Project

Article 1 Name of the Project: Expansion of Penglai Nuokang Pharmaceutical Co., Ltd.

Article 2 The project shall be mainly for the production of small-volume injections mainly with freeze-dried powder, aerosols, tablets, spray, capsules, biochemical and chemical raw materials, cane sugar for medical use, etc.

Article 3 The total investment amount shall be RMB 400 million. The investment amount for the first phase shall be RMB 200 million and the investment amount for the second phase shall be RMB 200 million.

Chapter 3 - Land for Construction

Article 4 The project shall be situated in the south of Jinchuang Road, Penglai Economic Development Zone and in the west of Longshan River. The area of the land requisitioned shall be 109.426 mu (the actual area after surveying shall prevail) and the area of the land transferred shall be 83.019 mu.

Chapter 4 - Description of the Project Construction

Article 5 The total construction area of the project shall be approximately 54020 m2, of which, approximately 4000 m2 shall be for comprehensive office buildings, approximately 2500 m2 for raw materials workshop, approximately 16000 m2 for integrated preparation workshop, approximately 30200 m2 for medical supplements workshop, approximately 1320 m2 for the relevant ancillary facilities.

Article 6 This project construction shall be carried out in two phases. The first phase of construction shall be mainly for the construction of the raw materials workshop, comprehensive office buildings, integrated preparation workshop, warehouse and the relevant ancillary facilities. The second phase of construction shall be mainly for the construction of medical supplements workshop.

Chapter 5 - Land Use Fee and Completion of the Formalities in Relation to Land Use Right Certificate

Article 7 According to the land use requirement of Party B, Party A shall be responsible for the requisition of a land covering approximately 109.426 mu (the actual area after surveying shall prevail). Upon completion of its obligations under Article 12, the land shall be transferred to Party B with a net floor area of 83.019 mu. The price of the land shall be RMB 96,000 per mu. Roads shall represent 26.407 mu of the land, with the price of RMB 70,000 per mu.

Article 8 For the purpose of supporting the project of Party B, Party A shall offer preferential land policies as required by national policies.

Article 9 Party A shall be responsible for transferring the land use right certificate to Party B, and all costs in relation thereto shall be borne by Party B.

Article 10 In order to support the development of Party B, Party A agrees that the deed tax in respect of the transfer of land to Party B shall be first paid by Party B. Party A shall give a development award in an amount equivalent to such deed tax after receiving its share in financial tax income at the year end.

Chapter 6 – Responsibilities of Both Parties

Article 11 Party B shall prepare all information, documents and costs necessary for the registration of the company. Party A shall be responsible for assisting Party B in handling all kinds of approvals and registration formalities.

Article 12 Party A shall be responsible for connecting auxiliary facilities near to infrastructures, such as roads, water supply, drainage, electricity supply, communication, network, etc., to the areas outside the redline boundary of the factory zone so as to ensure the normal production of Party B.

Article 13 Party A shall offer preferential policies, such as “one-stop service”, green-channel permit, closed-end management, etc., to Party B in order to provide a safe and comfortable operating and living environment for Party B.

Article 14 Party B undertakes that, given all conditions are ready, the construction of the project shall be commenced by the end of August 2010 and the project shall be gradually put into operation by the end of December 2011.

Article 15 No transfer shall be made within 5 years after Party B obtains the land use right certificate. If a transfer is required, a prior consent shall be obtained from Party A.

Article 16 All appraisal indicators of fixed asset investment in the project of Party B shall belong to Party A.

Article 17 Subject to the planning permission, Party A agrees that the land at Dongyan River shall be first reserved for the project as the development land of Party B, and relevant discounts shall be given to land transfer price. If Party B does not use the land within 5 years, Party A shall have the right to terminate this clause.

Chapter 7 – Force Majeure

Article 18 If the performance of this Agreement is directly affected by or this Agreement cannot be performed on the agreed conditions hereunder as a result of earthquake, typhoon, flood, fire, war and other events of force majeure that are unforeseeable, the occurrences and consequences of which are unpreventable or unavoidable, both Parties shall negotiate as to whether or not to discharge this Agreement or to exempt part of the obligations hereunder.

Chapter 8 – Effectiveness of this Agreement and Others

Article 19 Any matters not covered herein shall be resolved by Party A and Party B through negotiation.

Article 20 This Agreement is executed in three originals. Party A and Party B shall each keep one original (one original shall be submitted to Penglai municipal government. Each of the originals shall have the same legal effect. This Agreement shall become effective after it is signed and sealed by the parties.

Party A	:	Penglai Economic Development Zone Management Committee [Chop affixed]

Representative: /s/ Wu Mingguang

Party B	:	Penglai Nuokang Pharmaceutical Co., Ltd. [Chop affixed]

Representative: /s/ Xue Baizhong

May 19, 2010